Exhibit 99.1

Atomera Announces New Date for Annual Meeting of Stockholders and Change to Virtual-Only Format

LOS GATOS, California, May 22, 2020 (GLOBE NEWSWIRE) – Atomera Incorporated (Nasdaq: ATOM) announced today the rescheduling of its 2020 Annual Meeting of Stockholders.

On April 1, 2020, Atomera filed with the SEC proxy materials for an Annual Meeting originally scheduled for May 7, 2020 and on April 27, 2020 announced the rescheduling of the Annual Meeting to May 26, 2020 due to the COVID-19 related restrictions set out in the California Proclamation of a State of Emergency and the Order of the Health Officer of the County of Santa Clara. Due to the continuing COVID-19 related restrictions on meetings and the conduct of non-essential business, Atomera has further rescheduled the Annual Meeting to July 30, 2020 and has changed to a virtual meeting format. As a result of this rescheduling, Atomera’s Board of Directors has set a new record date as required under Delaware law.

“The extension of COVID-19-related restrictions, which we currently anticipate will remain in place until at least May 31, leave us with no choice but to reschedule our Annual Meeting a second time. Our Board assessed all available options to hold the meeting as close to the original date as possible, but balancing local restrictions due to the pandemic and the timing requirements under Delaware law and SEC rules dictate that July 30 is the earliest practicable date we can hold the meeting,” said Scott Bibaud, President and CEO. “We look forward to our stockholders’ participation at the meeting in the virtual format.”

Atomera will be refiling with the SEC and distributing to stockholders of record revised proxy materials containing information about the rescheduled meeting, including instructions for attending the meeting and voting in the virtual format.

About Atomera Incorporated

Atomera Incorporated has developed Mears Silicon Technology™ ("MST®"), which increases performance and power efficiency in semiconductor transistors. MST can be implemented using equipment already deployed in semiconductor manufacturing facilities and is complementary to other nanoscaling technologies already in the semiconductor industry roadmap.

Safe Harbor

This press release contains forward-looking statements concerning Atomera Incorporated, including statements regarding the prospects for the semiconductor industry generally and the ability of our MST technology to significantly improve semiconductor performance. Those forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially. Among those factors are: (1) the fact that, to date, we have only recognized minimal engineering services and licensing revenues and we have not yet commenced principal revenue producing operations or entered into a definitive royalty-based manufacturing and distribution license agreement with regard to our MST technology, thus subjecting us to all of the risks inherent in an early-stage enterprise; (2) risks related to our ability to advance the licensing arrangements with our initial integration licensees to royalty-based manufacturing and distribution licenses or our ability to add other licensees; (3) risks related to our ability to raise sufficient capital, as and when needed, to pursue the further development, licensing and commercialization of our MST technology; (4) our ability to protect our proprietary technology, trade secrets and knowhow and (5) those other risks disclosed in the section "Risk Factors" included in our Annual Report on Form 10-K filed with the SEC on March 13, 2020. We caution readers not to place undue reliance on any forward-looking statements. We do not undertake, and specifically disclaim any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

Investor Contact:

Bishop IR

Mike Bishop

(415) 894-9633

investor@atomera.com